Aon plc
122 Leadenhall Street
London
EC3V 4AN

January 12, 2018

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Re:	Aon plc Form 10-K
Filed February 23, 2017
File No. 1-7933

Dear Ms. Blye:

On behalf of Aon plc, its affiliates1 and subsidiaries (“Aon” or the “Company”), set forth below are the Company’s initial responses to the comments contained in the letter that the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“SEC”) delivered via e-mail on December 28, 2017 (the “Comment Letter”). As discussed below, Aon is continuing to review matters responsive to the Staff’s request and will supplement this response when this review is complete. For your convenience, each of the Staff’s comments is set forth in italics before each response.

Comment

1.	In your letter to us dated July 15, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2014 letter, whether through subsidiaries, reinsurers, clients, affiliates, or other direct or indirect arrangements. In this respect, we are aware of a recent news article reporting that Aon Tunisie signed a memorandum of understanding with a Sudanese company. You should describe any services, technology or products you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control.

[1]	This term includes the controlled affiliates of Aon plc and excludes legal entities in which Aon plc has a minority ownership interest and does not otherwise have legal control.

Response

A.	Background on Aon

Aon is a leading global professional services firm providing a broad range of risk, retirement and health solutions. Our 50,000 colleagues in 120 countries empower results for clients by using proprietary data and analytics to deliver insights that reduce volatility and improve performance. Aon’s clients include multinational, middle-market, and local companies in a wide range of industries around the world, as well as non-profit organizations, government entities, and individuals.

Aon is committed to full compliance with all laws and regulations relating to U.S. and other applicable foreign trade controls, including economic sanctions and export control laws and regulations. Aon uses a combination of automated screening tools, internal compliance policies and procedures, internal communications, dedicated compliance personnel, and specialized training programs to promote full compliance with applicable U.S. (and non-U.S.) economic sanctions programs, as well as Aon policy. Aon’s Global Trade Restrictions Policy restricts Aon from engaging in transactions or dealings that involve specified countries, territories, and parties that are the target of comprehensive sanctions implemented by the U.S. government and the governments of other countries in which the Company operates. The list of restricted countries and territories in Aon’s Global Trade Restrictions Policy includes Syria (which was the case at the time of Aon’s response to Staff in July 2014), and prior to October 23, 2017, also included Sudan (together, the “Specified Countries”). As the Staff is aware, the United States suspended most of its sanctions against Sudan on January 17, 2017, through the issuance of a general license by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). The United States revoked its comprehensive sanctions targeting Sudan on October 12, 2017. OFAC has explained that “effective October 12, 2017, U.S. persons will no longer be prohibited from engaging in transactions that were previously prohibited under the Sudanese Sanctions Regulations, 31 C.F.R. part 538 (SSR).” See Sudan FAQs for OFAC Website, available at https://www.treasury.gov/resource-center/sanctions/Programs/Documents/20171006_sudan_faqs.pdf (Oct. 6, 2017).

B.	Industry Background on the Nature of Contacts With the Specified Countries

Across each of the Company’s revenue lines, the Company’s clients are often multinational companies that typically have multiple contacts with multiple countries. These contacts can range from minimal (such as an occasional sale of products or services into a country) to more extensive (such as maintaining a subsidiary in another country). The location and breadth of these client contacts will, in part, dictate the location and breadth of Aon’s contacts.

In Aon’s Commercial Risk, Reinsurance and Health Solutions revenue lines, the Company typically earns commissions (usually calculated as a percentage of the insurance premium) or a fee for arranging coverage for clients. A client’s insurable risks may have features that are not country-specific and perhaps not even measurable on a country-specific basis. For example, multinational clients typically manage their insurance needs on a consolidated basis on behalf of their global subsidiaries and affiliates, and it is common for insurance policies taken out by such clients to have worldwide coverage, at times without reference to specifically identified countries. In those situations, to the extent that coverage for Sudanese or Syrian risks is not already specifically excluded, if a client’s activities with respect to the Specified Countries are de minimis relative to its overall activities, then the incremental impact on the associated insurance premiums and Aon’s revenue would be de minimis, if not zero. Other insurable risks could be dependent on the countries in which a client operates or with which it may otherwise have contacts, which could have an incremental impact on the associated insurance premiums.

Similarly to its other revenue lines, Aon typically earns a fee for providing investment advisory services, actuarial services or performance, reward or talent solutions to clients through its Retirement Solutions revenue line. For investment advisory and actuarial services, work is typically completed at locations where Aon’s clients have investment advisory or actuarial service needs and/or where the clients have employees, or where those employees reside or have beneficiaries. For performance, reward and talent solutions, Aon’s services may be related to any jurisdiction where a client has a particular need for such support or where a multinational client has employees. In the event that any of these Retirement Solutions services directly or indirectly contact the Specified Countries, the activities related to the Specified Countries also are expected to be de minimis.

Given these circumstances, Aon entities generally do not break down revenues according to the values attributable to each of the multiple countries with which Aon clients may have risk exposures, employees or other contacts with the Specified Countries. There may, however, be instances where a client’s contacts in specific countries rise to a quantitative level or are otherwise of a nature requiring Aon to initiate certain contacts on its client’s behalf, such as placing insurance policies into local markets to satisfy local law requirements, administering benefits for local employees or hiring another service provider for specialized local services that may be needed by a client. Where such client contacts or services are called for with respect to the Specified Countries, Aon corporate policy requires that its internal compliance department review such proposed contact for compliance with Company policy and applicable law. Aon is in the process of reviewing all potentially relevant transactions, as well as electronic operating systems, as discussed further below, to attempt to capture any flow of funds into or out of the Specified Countries.

C.	Aon’s Review Process

As noted above, on an ongoing basis, Aon Compliance reviews potential new business that may directly or indirectly involve Syria (and, prior to October 23, 2017, Sudan). If and when potential business related to Syria or Sudan is identified, Aon’s global compliance teams review the potential business in light of Aon’s obligations under all applicable law and the policies set forth above. As noted above, Aon has also initiated a targeted review of any potential direct or indirect contact with the Specified Countries.

This review is being conducted through electronic searches of Aon’s compliance systems, manual targeted searches of its electronic operating systems and databases, and manual reviews of its compliance logs and records in business areas and geographic areas within Aon where direct or indirect contacts with the Specified Countries could reasonably be anticipated to occur. The Company identified systems, databases and business lines based on geographic coverage, volume of revenues supported by these systems and the likelihood that the systems or business lines might contain responsive information. As Aon’s financial systems do not track all data required to prepare a comprehensive response to the Comment Letter, Aon will supplement all electronic reviews with manual reviews of potentially relevant files.

D.	Initial Results

The Company’s responses below cover the period from June 1, 2014, through December 31, 2017 (the “Review Period”) and pertain to Aon, including its owned or controlled subsidiaries since the dates on which they were acquired by Aon. During the Review Period, the Company has not had an operational presence in the Specified Countries.

Aon has completed a targeted review of its compliance logs and electronic systems and has not identified transactions or dealings with or involving the Specified Countries that would be reportable under the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

The Staff references a “recent news article reporting that Aon Tunisie signed a memorandum of understanding with a Sudanese company.” Aon Holdings France SNC, a subsidiary of the Company, holds a 49% interest in a joint venture entity named Aon Socargest Tunisie S.A. (“Aon Tunisie”). Aon Tunisie is not a U.S. person for purposes of U.S. sanctions relating to Sudan. In March 2017, when the U.S. sanctions against Sudan were suspended as a result of the OFAC General License, Aon Tunisie and Sheikan Insurance and Reinsurance Company Limited (“Sheikan Insurance”), a government-owned or -controlled Sudanese insurance and reinsurance company, entered into a memorandum of understanding regarding potential, future business between Aon Tunisie and Sheikan Insurance. Even though Aon Tunisie is not a U.S. person, and the United States lifted its country-wide sanctions against Sudan in October 2017, Aon Tunisie has not engaged in commercial transactions with Sheikan Insurance or other persons in Sudan since the March 2017 memorandum of understanding.

The information available to Aon at this time does not indicate that any quantitatively or qualitatively material contacts with the Specified Countries have occurred, and Aon does not believe that its ongoing further review will result in the identification of any material direct or indirect business in the Specified Countries.

Comment

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

The Company has considered the quantitative and qualitative aspects of its contacts and activities with the Specified Countries identified to date, as well as expected contacts in light of its compliance policies set forth above, and concluded that the impact of these contacts and activities would not materially affect its reputation or share value. Aon expects the quantitative impact of the contacts relative to the Company’s worldwide revenue to be de minimis, and does not believe that such contacts have constituted a material investment risk to the Company’s security holders.

Qualitatively, the Company also expects that the contacts with the Specified Countries are not material. The Specified Countries are not generally considered by investors or industry analysts to be of particular strategic importance in the industries in which the Company operates. Further, due to the de minimis and indirect nature of its dealings involving the Specified Countries, the Company does not anticipate, in light of existing policies and procedures and the results of the initial review described above, that such dealings would have more than an inconsequential impact to its reputation or share value.

Aon will continue to consider the quantitative and qualitative materiality of its contacts as it completes its review.2

Supplemental Response Timeframe

As set forth above, to provide a full and complete response to the Comment Letter, Aon must manually review potentially responsive results from its initial review. The Company will submit a supplemental response letter promptly after its review is complete. Aon anticipates this review will be complete on or about March 31, 2018.

[2]	For the purposes of this assessment, Aon plc will consider contracts entered into, and other activities, by Aon plc, its subsidiaries, and its controlled and non-controlled affiliates.

Please do not hesitate to call me at (312) 381-5122 if you have any questions regarding this letter.

Best regards,

/s/ Molly Moore Johnson

Molly Moore Johnson
Assistant General Counsel and Assistant Corporate Secretary

cc:	Jennifer Hardy, Special Counsel, SEC
Peter Lieb, Executive Vice President and General Counsel
Suzanne Hayes, Assistant Director, SEC